SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 25)*

NexPoint Diversified Real Estate Trust

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65340G106

(CUSIP NUMBER)

Stephanie Vitiello, Chief Compliance Officer

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 65340G106	13D/A	Page 1 of 4

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instruction) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instruction) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 132,811.2480
	8	SHARED VOTING POWER 5,394,244.6555
	9	SOLE DISPOSITIVE POWER 132,811.2480
	10	SHARED DISPOSITIVE POWER 5,394,244.6555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,527,055.9035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instruction) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.91%
14	TYPE OF REPORTING PERSON (see instruction) HC, IN

CUSIP No. 65340G106	13D/A	Page 2 of 4

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instruction) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instruction) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,509.8617
	8	SHARED VOTING POWER 2,834,290.00
	9	SOLE DISPOSITIVE POWER 25,509.8617
	10	SHARED DISPOSITIVE POWER 2,834,290.00
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,859,799.8617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instruction) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (see instruction) IN

CUSIP No. 65340G106	13D/A	Page 3 of 4

SCHEDULE 13D/A

This Amendment No. 25 (this “Amendment”) is being filed on behalf of James D. Dondero and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed with the United States Securities and Exchange Commission on September 24, 2014, as subsequently amended on October 24, 2014, as subsequently amended on October 31, 2014, as subsequently amended on February 27, 2015, as subsequently amended on March 12, 2015, as subsequently amended on April 29, 2015, as subsequently amended on August 5, 2015, as subsequently amended on August 11, 2015, as subsequently amended on September 1, 2015, as subsequently amended on October 16, 2015, as subsequently amended on January 22, 2016, as subsequently amended on April 22, 2016, as subsequently amended on August 25, 2016, as subsequently amended on October 25, 2016, as subsequently amended on February 22, 2017, as subsequently amended on June 23, 2017, as subsequently amended on May 8, 2018, as subsequently amended on June 13, 2018, as subsequently amended on October 25, 2018, as subsequently amended on June 19, 2019, as subsequently amended on January 17, 2020, as subsequently amended on April 6, 2020, as subsequently amended on March 3, 2021, as subsequently amended on October 19, 2021, and as subsequently amended on December 3, 2021 relating to the Common Stock (the “Common Stock”) of NexPoint Diversified Real Estate Trust (f/k/a NexPoint Strategic Opportunities Fund), a Delaware statutory trust (the “Issuer”), held by the Reporting Persons and certain related or other entities.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

As of January 26, 2022, the Reporting Persons had invested approximately $169,522,028.52 (inclusive of brokerage commissions) in the securities of the Issuer. The source of these funds was the working capital of the Reporting Persons.

Purchases of securities are typically effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer

(a) As of January 26, 2022, (i) James D. Dondero may be deemed to beneficially own 5,527,055.9035 shares of Common Stock, which represents approximately 14.91% of the outstanding Common Stock; and (ii) Nancy Marie Dondero, held in a joint account and in her capacity of trustee of a trust, may be deemed to beneficially own 2,859,799.8617 shares of Common Stock, which represents approximately 7.7% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of the 2,834,290 shares of Common Stock owned by the trust.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
James D. Dondero[1]	132,811.2480	5,394,244.6555	132,811.2480	5,394,244.6555
Nancy Marie Dondero[2]	25,509.8617	2,859,799.8617	25,509.8617	2,859,799.8617

(c) Appendix A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Stock were effected in the open market. Since the filing of Amendment No. 24 to this Schedule 13D, the Reporting Persons acquired an aggregate of 57,595.0035 shares of Common Stock pursuant to the Issuer’s Distribution Reinvestment Plan at various prices. Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Common Stock in the 60 days preceding the date hereof. Shares acquired through the Issuer’s Distribution Reinvestment Plan were acquired directly from the Issuer.

CUSIP No. 65340G106	13D/A	Page 4 of 4

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

1

Includes shares held by Mr. Dondero directly and indirectly through certain managed accounts ultimately advised by Mr. Dondero, an employee benefit plan and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

2

Includes shares held by Ms. Dondero directly, in a joint account, and indirectly through a trust that Ms. Dondero may be deemed to beneficially own as the trustee of the trust. Ms. Dondero is the sister of Mr. Dondero. Ms. Dondero and Mr. Dondero disclaim beneficial ownership of such shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2022

/s/ James D. Dondero
James D. Dondero

/s/ Nancy Marie Dondero
Nancy Marie Dondero

Appendix A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock. The transactions in the Common Stock were effected in the open market.

Date	Effected By	Quantity	Price Per Share
11/29/2021	The Dugaboy Investment Trust	15,306	$13.95
11/30/2021	The Dugaboy Investment Trust	19,765	$13.86
12/01/2021	The Dugaboy Investment Trust	16,329	$13.68
12/02/2021	The Dugaboy Investment Trust	19,765	$13.45
12/03/2021	The Dugaboy Investment Trust	19,237	$13.40
12/06/2021	The Dugaboy Investment Trust	9,375	$13.43
12/07/2021	The Dugaboy Investment Trust	17,047	$13.56
12/08/2021	The Dugaboy Investment Trust	8,926	$13.53
12/13/2021	The Dugaboy Investment Trust	187,500	$13.31
01/06/2022	The Dugaboy Investment Trust	11,000	$13.53
01/07/2022	The Dugaboy Investment Trust	10,000	$13.50
01/10/2022	The Dugaboy Investment Trust	14,100	$13.54
01/11/2022	The Dugaboy Investment Trust	13,572	$13.85
01/11/2022	The Dugaboy Investment Trust	4,217	$13.72
01/11/2022	The Dugaboy Investment Trust	1,700	$13.75
01/26/2022	The Dugaboy Investment Trust	62,258	$13.88